Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2009	For the Twelve Months Ended December 31, 2008	For the Three Months Ended March 31, 2008
Earnings
Income for Common Stock from Continuing Operations	$180	$922	$300
Preferred Stock Dividend	3	11	3
(Income) or Loss from Equity Investees	—	(1)	—
Minority Interest Loss	—	—	—
Income Tax	94	524	163
Pre-Tax Income for Common Stock from Continuing Operations	$277	$1,456	$466
Add: Fixed Charges*	157	592	139
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	5	18	5
Earnings	$429	$2,030	$600
* Fixed Charges
Interest on Long-term Debt	$138	$504	$109
Amortization of Debt Discount, Premium and Expense	4	15	4
Interest Capitalized	—	—	—
Other Interest	4	33	16
Interest Component of Rentals	6	22	5
Pre-Tax Preferred Stock Dividend Requirement	5	18	5
Fixed Charges	$157	$592	$139
Ratio of Earnings to Fixed Charges	2.7	3.4	4.3